www.lilly.com
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
VIA EDGAR
July 12, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2009
File Number 001-06351
Dear Mr. Rosenberg:
Eli Lilly and Company (Lilly) submits this response to your letter dated June 7, 2010 commenting on our Form 10-K for the year ended December 31, 2009, our DEF 14A filed March 8, 2010, and our Form 10-Q for the quarter ended March 31, 2010. For ease of reference we have repeated your comments prior to our responses.
Comment:
Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition
Executive Overview, page 18
1.	For each project discussed on pages 19 and 20 related to your late-stage pipeline that you deemed significant, as well as for each project in the earlier stages of development that you deem significant, please revise your disclosure to address the following :
•	The nature, objective, and current status of the project and the extent that its success relies on parties other than you;

•	The costs incurred during each period presented and to date;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

•	The period in which material net cash inflows from significant projects are expected to commence.
Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic category or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.
Response:
Pharmaceutical research and development is lengthy and highly uncertain. The process from discovery to regulatory approval typically takes 12 to 15 years or longer, and very few discoveries ever become approved medicines. Even after a potential drug begins human testing (Phase I clinical trials), the historical odds of it becoming an approved drug are only 10 to 15 percent. Because of the long timelines and uncertainties surrounding the early pipeline, we have focused our disclosures on late stage projects (which we define as projects in Phase III clinical trials having a 60%-70% probability of being approved for sale and projects submitted for regulatory review), with only general information regarding the earlier stages of our pipeline. Our historical practice has been to provide in the MD&A updates on late-stage projects at significant milestones: beginning of Phase III, suspension or termination of the project, filing for regulatory approval, and any response to our filings from the regulatory agency. We believe this practice provides investors with the information they need to understand our pipeline, based upon knowledge of current FDA review and approval trends. This is also the information they need to anticipate when the project might begin to generate positive cash flows.
Approval and Launch Timelines. We follow industry practice, to not provide specific estimates of timelines for approval and launch of individual projects in development. There are several reasons for this. First, we do not believe this type of disclosure is required. Second, we do not want to make our specific product approval and launch timelines public for competitive reasons. Finally, there is significant risk and uncertainty in drug development and regulatory review. This uncertainty makes it very difficult to estimate timelines with any degree of accuracy, even within a 12 — 18 month window due to scientific and regulatory delays (many of which may be out of our control), and raises concerns that estimates of timing could even be misleading by implying a greater degree of certainty than actually exists.
We have historically disclosed a summary of drug candidates in development by the stage of clinical trials (e.g., Phase I, II, or III). These disclosures normally have been made in the annual report, in Investor Relations presentations, and on our corporate website. We have an extensive pipeline of new drug candidates, including a current portfolio of more than 60 potential new drugs in human testing and over 100 earlier stage products. Given our historical practice, the reasons discussed in the paragraph above, and the fact that each project represents only a small portion of our overall pipeline, none of which individually is significant or material, we do not believe it is appropriate to single out any of these projects for disclosure of anticipated timing. However, in future filings we will include, and update as necessary, a listing and description of the molecules in Phase III clinical testing in our pipeline and those under regulatory review. Additionally, we will provide expected FDA submission dates when the submission timing becomes reasonably definite, which is contingent on various factors (i.e. clinical trial results, enrollment and results, data requests from regulators, etc).
Project Costs. You also requested additional disclosure regarding historical cost incurred and the nature and estimated cost of the efforts necessary to complete the projects. We believe the disclosure of the phase the projects are in (i.e. Phase II or Phase III clinical trials) informs the reader of the nature of the efforts necessary to complete the projects (completion of clinical trials). We expect the cost of each of the individual products in development not to be significant or material to our consolidated R&D expense on an annual basis. We will include in future filings, starting with the 2010 Form 10-K under Item 1, Description of Business, a description of each phase of development (i.e. Phase I, Phase II, and Phase III) and the general time period of each phase to give investors who may not be familiar with pharmaceutical development greater insights as to both the nature of the activities and the timing of movement through the phases of development.
We operate in an industry in which the risk of failure of research projects in development is very high. One way in which we manage this risk is by investing in a diversified portfolio of research projects. With regard to the impact of delays on our results of operations and financial condition, it is unlikely, due to the long-term nature of the project, that delays or failure in any one of these individual projects would have a material impact on our results of operations or financial condition in the near term; however, we would make appropriate disclosure if the impact were to be material. We address these R&D related risks in Item 1 (page 8) and Item 1a (page 11) of our Form 10-K.
We manage our R&D spend in total. A delay in or termination of one project will not by itself necessarily cause us to significantly change our total R&D spend. Our current practice has been to provide in the our MD&A (under “Financial Expectations”) of our Form 10-Qs and Form 10-K, guidance of the range of our anticipated total R&D expense for the current year along with other line item earnings estimates. We generally initiate subsequent year guidance beginning with a press release issued in December of the prior year (e.g., guidance on 2010 R&D expense was provided in a press release issued in December 2009). These press releases are furnished in a Form 8-K. We update this guidance as necessary on a quarterly basis in MD&A.
In conclusion, we will expand our disclosures in accordance with your suggestions to the extent that we believe such additional information would be considered by a reasonable investor to be important to the understanding of our business, financial condition, and results of operations. These additional disclosures would include the three items referred to above as well as other changes responsive to your comments if and when they become material to our company in the future.
Comment:

     Financial Condition, page 25
2.	You disclose that the loss of patent exclusivity could result in a rapid and severe decline in revenue from the affected products. Please revise to disclose the factors that will determine whether this decline will be rapid and severe. Please include in your discussion the ease or difficulty for other companies to develop generic products. To the extent that you are aware of any competitors’ products in development and nearing commercialization that are expected to compete with any of your key patented-protected products when exclusivity ends in the next three years, please disclose as applicable. Further, please include disclosure to support your assertion that the growth in your remaining business will mitigate the effect of the loss of revenues from the products that will lose effective exclusivity. This disclosure should specify why you believe this is to be true and provide specifics of where the growth will come from and to what extent.
Response:
Patent protection of pharmaceutical products is critical to success in the research-based pharmaceutical industry. As we have disclosed for several years in Item 1 of our Form 10-K, with the exception of biologic products, the introduction of generic products upon the loss of patent exclusivity is common in the industry, generally resulting in a rapid and severe decline in the related branded product’s revenue. This has long been true in the U.S. but has a growing impact outside the U.S. as well. We experienced this issue with the loss of patent exclusivity in 2001 for Prozac in the United States and more recently Zyprexa and Gemzar outside the United States. This impact has been discussed in previous Form 10-Ks (Zyprexa specifically discussed in our 2008 Form 10-K and Gemzar in our 2009 Form 10-K).
In considering our disclosure in the 2009 Form 10-K, we recognized that we are entering a unique period because several products will lose patent exclusivity in the next several years. These patent expiration dates are widely known to investors, having been previously disclosed in Item 1 of our Form 10-K (in 2009 on page 5, under “Our Intellectual Property Portfolio”) for many years. However, we determined it was now appropriate to bring greater prominence to this issue in MD&A as well as Item 1A, Risk Factors. Thus, we included in our Financial Condition section of MD&A a specific reference to the expected expiries in 2010 and 2011, as well as an expanded discussion in Risk Factors of the expected expiries through 2017.
While generic product introductions are common in our industry, it is not for us to determine the “ease” or “difficulty” for other companies to develop and secure approvals for generic products. For competitive reasons, we do not discuss product development or manufacturing details with generic drug companies. We do not know, in terms of time spent or cost, the extent of research and development these companies perform to develop a generic product. We generally do know, however, which generic manufacturers are seeking approvals for generic versions of our products because of (a) the “Paragraph IV” notices they must provide us under the Hatch Waxman laws if they seek to challenge our U.S. patents (see our discussion of this in Item 1 of our 10-K under Patents and Intellectual Property Protection), or (b) public notices from the FDA of preliminary approvals granted to generic companies prior to expiration of our patents. We discuss those notices and the Hatch Waxman patent litigation for our key products both in the MD&A (beginning on page 31 of the 2009 Form 10-K) and Footnotes (beginning on page 71 of the 2009 Form 10-K), listing the companies known to be seeking approval from the FDA. In future filings, we will provide a specific cross-reference in other sections of our Form 10-K to the Hatch Waxman patent litigation discussion. We have disclosed in past filings, on Form 10-K, that generic forms of Zyprexa and Gemzar are being marketed in countries outside the U.S. We would expect rapid and severe declines in the revenues of those branded products following the loss of patent exclusivity because supplies of generic substitutes are available.
We expect that the impact of the revenue lost from loss of patent exclusivity through 2012 will be mitigated by the growth of our existing business. We expect this growth to come from existing products that do not lose exclusivity during this period, as well as growth in emerging markets, Japan, and our animal health segment. Due to the risks and uncertainties of our business, we do not believe it is appropriate to project revenue on a product by product basis; however, we believe that it would be significant for investors to know our view on an overall basis even if we do not discuss specifics. We do not propose to provide product-specific forward-looking information. We generally provide disclosure if we expect trends to change materially and will continue to do so. We provide macro growth trends of our sales annually in Financial Condition section of our Form 10-K and we believe this is sufficient disclosure.
In conclusion, we believe our disclosure is adequate and appropriately signals to investors the upcoming expected loss of patent exclusivity. However, going forward we will provide in MD&A additional language that cross references to other sections of our Form 10-K our discussion of pending patent litigation and known potential generic competition. We will also note that the near-term mitigation of patent loses is expected to come from growth in patent-protected products, the emerging markets, Japan and our animal health segment. We will continue to monitor the loss of and challenges to our branded product patent protection, providing updates in future filings. Additionally, we will continue to provide and update financial guidance when information is available and known.
Comment:
3.	You disclose that you plan to reduce your expected cost structure by $1 billion by the end of 2011. Please disclose the nature of the efficiencies and the estimated amount of these reductions in expenses by line item for 2010 and 2011.
Response:
The context of our stated goal to reduce the cost structure by $1 billion is a reduction from our then anticipated 2011 spend, as opposed to historical actual cost. Progress toward this goal is in various stages depending upon affected areas; some business areas are in the execution stage while others are in the planning and design stage. In future filings we will give additional details by disclosing, “This savings will come from a series of actions, including reducing a targeted 5,500 positions by the end of 2011 (excluding strategic sales force additions in high-growth emerging markets and Japan), outsourcing activities, and consolidating certain activities to become more efficient. We expect the majority of the savings to occur in the marketing, selling and administrative line item in the consolidated statement of operations, and to a lesser extent cost of sales and R&D.”
To the extent any savings will be realized in 2010, the portion of the estimated amount of these reductions is already reflected in our financial expectations for 2010 (page 30 of our Form 10-K). We periodically update our guidance as additional facts become known or significant events occur, which will include updating the impact of the cost structure reductions in future quarterly and annual filings, as necessary. We will do the same for our financial expectations for 2011 when more information is known. We do not plan to reconcile the precise $1 billion of savings in future filings because it is a savings versus prior internal plans, which were never made public. In future filings, we will note that the impact of our projected savings is already embedded in our forward-looking guidance. If cost containment efforts are material to comparisons of operating results in any period, we will note this for each affected income statement line item in our future MD&A filings.
Comment:
Item 8. Financial Statements and Supplementary Data Segment Information, page 39

4.	Please revise your disclosure to include the amount of revenue from each major customer as required by ASC 280-10-50-42 for all three years for which financial statements are presented.
Response:
In future filings, we will include the range of revenue from each major customer for all three years for which an income statement is presented, in accordance with ASC 280-10-50-42. We also note that the percentages have not changed materially for several years.
Comment:
Notes to Consolidated Financial Statements Note 2: Implementation of New Financial Accounting Pronouncements, page 46

5.	Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly such as the reference to ‘the provisions of a FSP’ on page 47.

Response:
We eliminated most of the references to non-SEC accounting and financial reporting standards, but we believe in this section it was appropriate to include these references during the transition year. In light of this comment, in future filings we will not refer to superseded non-SEC accounting and financial reporting standards.
Comment:
Note 12: Income Taxes, page 65

6.	Since the amount of deferred tax assets classified as ‘Other’ represents approximately 16% of total deferred tax assets as of December 31, 2009, please disclose the significant items that are included in this balance.
Response:
None of the deferred tax asset items aggregated in “Other” for 2009 exceeded $70 million. Given the balance of our deferred tax assets (over $3.1 billion), deferred tax liabilities (over $2.6 billion) and the size of our balance sheet overall (over $27 billion in assets), we determined these were not significant enough to require separate disclosure. On an annual basis, we review what is material based on the account balance, modifying the disclosure threshold if there is a significant change, and analyze the components of the “other” category to verify that there are no significant items.
Comment:
Note 13: Retirement Benefits, page 67

7.	Level 3 assets of your defined benefit pension plans at December 31, 2009 comprise 35% of total plan assets. Please disclose the inputs used to determine the fair value of Level 3 plan assets. Refer to ASC 715-20-50-1.
Response:
We will modify our future presentation, beginning in our 2010 Form 10-K, to include a summarized description of the inputs used to determine the fair value of Level 3 plan assets.
Comment:
8.	You disclose “Including the investment losses due to overall market conditions in 2001, 2002, and 2008, our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 8.3 percent as of December 31, 2009.” Please revise your disclosure to explain the extent to which the overall rate of return on plan assets assumption of 8.8 percent and 9.0 percent for 2009 and 2008, respectively was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined as required by ASC 715-20-50-1.
Response:
Rather than using past performance, we and our investment partners conduct a strategic asset allocation study every 3 to 4 years. We base our expected return on these asset allocation studies rather than past performance. With this in mind, we will modify our presentation to reflect this focus on future expectations, as noted by the revised language below that we will include in our 2010 Form 10-K.
“In evaluating the expected return on plan assets, we conduct an asset allocation study every 3 to 4 years to determine our overall investment strategy and our expected rate of return going forward based on long term views of asset class returns and expected volatility. Annually, we review and compare our assumptions with historical results, current market conditions, our current and expected asset allocations, and consider the views of leading financial advisers and economists for future asset class returns.”
Comment:
9.	Please disclose the assumptions used in the determination of expense amounts for all three years for which a statement of operations is presented as required by ASC 715-20-50-1.
Response:
We will modify our future presentation to include the assumptions for all three years for which a statement of operations is presented.
Comment:
DEF 14A filed December 29, 2009

Executive Compensation

Compensation Discussion and Analysis, page 28

10.	You disclose that the compensation committee considered individual performance in setting base salary and target grant values. You also disclose that individual performance takes into account accomplishment of certain objectives that had been established at the beginning of the year, however, your analysis does not disclose the individual performance goals used to determine your executive officers’ base salary or target grant values within the company’s equity incentive programs. Please provide us with draft disclosure for your 2011 proxy statement which provides your 2010 individual performance goals for each of your named executive officers. To the extent the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that in your 2011 proxy statement you will discuss the achievement of the performance goals and provide a discussion of how the level of achievement will affect the actual determination of base salary to be paid and equity incentive target grant values.
Response:
As discussed between Bronwen Mantlo of our office and Karen Ubell of the Commission staff, the compensation committee determines base salary and target equity grant values at the beginning of each calendar year, taking into account individual performance for the just-concluded calendar year. In setting base salary and target grant values for 2010, the committee considered the performance of the named executive officers for 2009; thus, our 2011 proxy will contain a discussion of 2009 individual performance.
The Role of Individual Performance Objectives in Salary and Equity Targets. Each named executive officer establishes personal objectives for the year. In the case of the CEO, the objectives are agreed upon between the CEO and the independent directors; in the case of the remaining NEOs, the objectives are agreed upon between the NEO and the CEO. At the end of the year, the parties measure progress relative to the objectives. The committee considers this data along with other data in its subjective judgment of the overall individual performance of the NEO. Other data considered typically includes assessments of the individual’s commitment to ethics, integrity, and diversity, the contribution of the executive to the company’s long-term future, the leadership demonstrated by the executive at the corporate level, and achievement of business results other than those specified in the objectives. The committee exercises judgment in determining the impact of individual performance on salary and equity targets; the process is not formulaic.
Your comment can be interpreted to request us to disclose each NEO’s complete list of objectives and accomplishments relative to those objectives — in effect, to publicize the individuals’ performance appraisals. We recognize that shareholders should have a reasonable understanding of how NEOs’ individual performance affected their compensation, and we are prepared to provide additional information on our NEOs’ accomplishments relative to their objectives. However, we believe that detailed disclosure of the type your comment appears to suggest would be inappropriate and detrimental to shareholder interests, as it could lead to disclosure of competitively sensitive information, violate reasonable expectations of employee privacy, damage morale, and lead to retention problems. Issuers faced with such detailed disclosures would be tempted to “homogenize” the objective-setting process for NEOs to avoid damaging disclosures — an ironic result that certainly cannot be in the shareholders’ best interests. Our concerns about excessively detailed disclosure regarding individual performance would apply to any compensation program, but they apply with particular force where, as in Lilly’s case, individual performance is used not as part of a formula but as an input into the committee’s collective, overall judgment about compensation amounts.

For the 2011 proxy, we propose disclosure along the following lines in connection with the impact of NEOs’ individual performance on salary and equity targets:
The Committee’s Processes and Analyses
The compensation committee uses several tools to help it structure compensation programs that meet company objectives. Among those are:
. . . .
•	Assessment of individual performance.
The independent directors, under the direction of the lead director, meet with the CEO in private session at or near the beginning of the year to agree upon the CEO’s performance objectives for the year. At the end of the year, the independent directors meet with the CEO and in executive session to assess the performance of the CEO based on his or her achievement of the agreed-upon objectives, other accomplishments, contribution to the company’s performance, ethics and integrity, and other leadership attributes.
For the other executive officers, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on these inputs and also on the board’s interactions with the executive officer. As with the CEO, the executive’s performance is assessed based on the executive’s achievement of objectives established between the executive and the CEO, the executive’s other accomplishments, contribution to the company’s performance, ethics and integrity, and other leadership attributes.
Base Salary
In setting base salaries for 2010, the committee considered the following:
. . . .
•	Individual Performance. Base salary increases were based in part on individual performance assessments for 2009 as described above under “The Committee’s Processes and Analyses.” The committee applied its judgment in determining the impact of individual performance on base salary increases. The committee considered these 2009 accomplishments:
•	John C. Lechleiter — Under Dr. Lechleiter’ leadership, the company:
•	Delivered strong pro forma revenue growth (5 percent actual vs. 3 percent plan) and pro forma non-GAAP EPS growth (16 percent actual vs. 8 percent plan)

•	Held the growth of marketing, selling and administrative expense at a rate slower than sales while increasing our investment in research and development as a percentage of sales

•	Exceeded its targeted product pipeline milestones (100 actual vs. 84 targeted)

•	Announced and began implementation of sweeping organizational changes designed to speed development, improve competitiveness in key therapeutic areas and geographies, and reduce our cost base

•	Effectively integrated the ImClone acquisition, the largest in the company’s history.
The committee also noted Dr. Lechleiter’s successful accomplishment of his objectives to implement the Corporate Integrity Agreement and reinforce ethics and compliance across the company, engage with the new Administration and Congress on matters of importance to Lilly, continue to place emphasis on business development, ensure robust succession management plans for all key roles, and as incoming chairman, foster continued effectiveness of the Lilly board of directors and board processes.
Notwithstanding Dr. Lechleiter’s strong performance, the committee agreed with Dr. Lechleiter’s request that his base salary and incentive plan targets not be increased for 2010.
•	Bryce N. Carmine — The committee noted that under Mr. Carmine’s leadership of the sales and marketing organization, worldwide revenue growth of 5 percent exceeded plan as noted above with all geographic regions contributing to above-plan growth, notwithstanding slower than expected initial sales of Effient. Cost-containment measures led to sales and marketing expenses growing only 1 percent, slightly below plan. The committee also noted Mr. Carmine’s successful accomplishment of his objective to reinforce a culture of high performance with high integrity in the sales and marketing organization and his strong leadership in the company’s organizational redesign efforts.

•	Jan N. Lundberg — Dr. Lundberg began employment with the company in January 2010.

•	Derica W. Rice — Under Mr. Rice’s leadership as chief financial officer, expense reduction efforts contributed to the above-plan earnings growth noted above, despite below-plan results of the Elanco animal health segment. In addition, the company strengthened its balance sheet through strong operating cash flows, careful management of capital expenditures, and the successful refinancing (in a difficult financial market) of the short-term debt incurred in 2008 to acquire ImClone. The committee also noted Mr. Rice’s successful accomplishment of his objectives to ensure proper internal controls and financial compliance and to drive business transformation efforts, his commitment to diversity and succession management, and his leadership role in the design of the company’s new global shared services functions.

•	Robert A. Armitage — The committee noted Mr. Armitage’s successful accomplishment of his objectives to mitigate the company’s risks related to several legal matters, including Zyprexa-related litigation matters, the defense of the company’s worldwide patents on Lilly products, and the implementation of the company’s Corporate Integrity Agreement. In addition, the committee recognized Mr. Armitage’s continued industry leadership in shaping intellectual property laws and policies to foster pharmaceutical innovation, his support for diversity, succession management initiatives, and his commitment to ethics and integrity.
. . . .
Equity Incentives
. . . .
•	Target Grant Values. For 2009, the committee established target grant values based on . . . individual performance (as described above under “Base Salary”), . . .
Comment:
        Form 10-Q for the quarter ended March 31, 2010
Notes to Consolidated Condensed Financial Statements
Note 4: Collaborations
Boehringer Ingelheim, page 11
11.	In March 2010 you terminated your collaborative marketing agreement with Boehringer Ingelheim (BI). Your disclosure states “in connection with the arrangement, we paid BI approximately $400 million and will also pay a royalty to BI on our sales in these countries through 2012. We record these costs as intangible assets and will amortize to marketing, selling and administrative expenses over the life of the original agreement, which is through 2015.” Please provide us your basis for capitalizing the $400 million payment as an asset and tell us the useful life of the asset. Also, please explain why it would not be appropriate to expense the royalties as incurred. Finally, please revise your disclosure in MD&A to describe how the termination will affect sales of Cymbalta including the expected effect on results of operations and financial position.
Response:
As background, we originally identified the compound duloxetine and began developing it as a drug. In 2002, we entered into an arrangement with BI pursuant to which they acquired the rights to co-develop and jointly market duloxetine in certain countries, primarily major Europe (“Marketing Rights”). In accordance with the terms of the arrangement, BI would share in the promotional efforts and costs, and receive a share of the duloxetine revenue in the form of a “co-promotion fee” in the countries in which they co-promoted the product. These rights and obligations were to extend through the life of the patent in each of the countries. In 2004, duloxetine was launched under the brand name Cymbalta. We manufactured and supplied duloxetine to the market, and recorded the sales of the product in the countries where we co-promoted along with BI.
In the first quarter of 2010, we reacquired the Marketing Rights previously licensed to BI through termination of the original agreements. (Because BI had originally acquired the rights to jointly market duloxetine through a license agreement, the legal form of our reacquisition of the rights was termination of the license agreement.) By reacquiring the Marketing Rights, we now have exclusive rights to market duloxetine in the countries that were previously shared with BI through the patent expiration. We have also been relieved of having to share with BI the revenue generated from sales of duloxetine for the remaining term of the original agreement. We will retain all future duloxetine revenue, thereby providing incremental cash flow. As a consequence, the Marketing Rights reacquired meet the conceptual definition of an asset because with the Marketing Rights come “probable future economic benefits” in the form of incremental positive cash flows. The concepts statements provide the following characteristics of an asset:
“An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.”
The Marketing Rights we reacquired had the three characteristics of an asset: (a) they will contribute directly to future net cash inflows, (b) we control the Marketing Rights and without them, no other party can market Cymbalta, and (c) the transaction giving rise to our control of the Marketing Rights has already occurred (it was effective in the first quarter of 2010). Based on this analysis, we concluded that the Marketing Rights reacquired met the conceptual definition of an asset and, therefore, the cost of reacquiring the Marketing Rights should be capitalized as an intangible asset.
Our cost of acquiring these Marketing Rights was $400 million up-front plus contingent payments in the form of a royalty paid on sales in certain countries through 2012. This was not a penalty or termination cost. This was the negotiated cost of reacquiring the Marketing Rights from BI. We capitalized the $400 million at the time of the transaction. Any additional amounts to be paid out as contingent consideration will also be capitalized as part of the cost of the asset. The useful life of the asset is the period in which incremental positive cash flows will be generated – the remaining term of the original agreement. We previously disclosed that this is through 2015.

We did not address the impact of this transaction on sales of Cymbalta or the expected effect on results of operations and financial position in our first quarter MD&A because it is not expected to be material to our revenues, operating results, or financial position. If it was anticipated to be material, we would have updated our financial guidance for the year. We will address the impact in future filings if it becomes material.
As requested, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eli Lilly may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about these responses or require additional information, please contact me at 317-276-2024.
Sincerely,

ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance and Chief Accounting Officer